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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          CAPSTEAD MORTGAGE CORPORATION
                                (Name of Issuer)


                          CAPSTEAD MORTGAGE CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  (14067E 10 0)
                      (CUSIP Number of Class of Securities)

                                ANDREW F. JACOBS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          CAPSTEAD MORTGAGE CORPORATION
                    8401 NORTH CENTRAL EXPRESSWAY, SUITE 800
                               DALLAS, TEXAS 75225
                                 (214) 874-2323
           (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of the Person
                              Filing the Statement)

                                    Copy to:
                                  DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                          1717 MAIN STREET, SUITE 3700
                               DALLAS, TEXAS 75201
                                 (214) 659-4400

                                DECEMBER 9, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

      Transaction Valuation: *$45,500,000           Amount of Filing Fee: $9,100

* For purposes of calculating fee only. Assumes the purchase of 10,000,000 shares at $4.55 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable            Form or Registration No.: Not applicable
Filing Party:           Not applicable            Date Filed:               Not applicable

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         This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule
13E-4") relates to the offer by Capstead Mortgage Corporation, a Maryland corporation ("Capstead"), to purchase up to 10,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share (the "Common Stock") at a purchase price of $4.55 per share, net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2). Pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended, the total number of shares purchased may be increased to 11,137,000 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

(a) The name of the issuer is Capstead Mortgage Corporation, and the address of its principal executive offices is 8401 North Central Expressway, Suite 800, Dallas, Texas 75225.

(b) This Schedule 13E-4 relates to the Offer by Capstead to purchase up to 10,000,000 shares (or such lesser number of shares as are properly tendered) of Common Stock. Such shares shall be purchased at a price of $4.55 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer. As of December 7, 1999, the most recent practicable date prior to the announcement of the Offer, Capstead had issued and outstanding 56,854,405 shares of Common Stock. The information set forth on the cover page and under "Background and Purpose of the Offer; Sale of New Preferred Stock to Fortress; Proposed Transactions with Fortress; Investment Strategy," "Price Range of Common Stock; Dividends," "Certain Information About Capstead; General Information" and "Transactions and Arrangements Concerning Common Stock" in the Offer to Purchase is incorporated herein by reference.

(c) The Common Stock is listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "CMO." On December 7, 1999, the most recent practicable date prior to the announcement of the Offer, the closing per share sales price of the Common Stock, as reported on the NYSE composite tape, was $3.75. The information set forth under "Price Range of Common Stock; Dividends" in the Offer to Purchase is incorporated herein by reference.

(d)      This statement is being filed by Capstead.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b). The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(g). The shares of Common stock to be acquired by Capstead pursuant to the Offer will be canceled and returned to authorized but unissued shares. The information set forth on the cover page and under "Number Of Shares; Proration; Extension of the Offer," "Background and Purpose of the Offer; Sale of New Preferred Stock to Fortress; Proposed Transactions with Fortress; Investment Strategy," "Certain Information About Capstead"; General Information" and "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

(h)-(j). Not applicable.




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ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "Background and Purpose of the Offer; Sale of New Preferred Stock to Fortress; Proposed Transactions with Fortress; Investment Strategy" and "Transactions and Arrangements Concerning the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

Capstead's directors and executive officers have agreed not to participate in the Offer.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

(a)(1)-(4) The information set forth in "Summary Unaudited Historical Financial Information" in the Offer to Purchase is incorporated herein by reference.

(b)(1)-(3) The information set forth in "Certain Unaudited Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

(a)         None.

(b)         The information set forth in "Certain Information About Capstead;
            General Information," "Miscellaneous" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

(c)         Not applicable.

(d)         Not applicable.

(e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)      Form of Offer to Purchase dated December 9, 1999.

(a)(2)      Form of Letter of Transmittal.

(a)(3)      Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 9, 1999.

(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated December 9, 1999.



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(a)(6)   Form of Press Release

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(e)-(f)  Not applicable.







                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1999

                                     CAPSTEAD MORTGAGE CORPORATION



                                     By: /s/ ANDREW F. JACOBS
                                         ---------------------------------
                                         Andrew F. Jacobs
                                         Executive Vice President and Chief
                                           Financial Officer





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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

(a)(1)   Form of Offer to Purchase dated December 9, 1999.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 9, 1999.

(a)(5)   Form of Letter to Clients from Brokers, Dealers, Commercial Banks,
         Trust Companies and other Nominees dated December 9, 1999.

(a)(6)   Form of Letter to Stockholders dated December 9, 1999.

(a)(7)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

(a)(8)   Form of Press Release.

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(e)-(f)  Not applicable.